FILED BY VALIDUS HOLDINGS, LTD.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: TRANSATLANTIC HOLDINGS, INC.

COMMISSION FILE NO. 001-10545

VALIDUS HOLDINGS LTD.

Moderator: Greg Faje

August 1, 2011

8:00 a.m. ET

Operator:                                                                    Good morning, ladies and gentlemen, and welcome to the Validus Holdings Limited August 1, 2011 conference call.  As a reminder, this call is being recorded.  At this time, all lines are in a listen-only mode.  After the prepared remarks there will be a question and answer session.  If you would like to pose a question at that time, please press star then the number one on your telephone keypad.  If you would like to withdraw your question, press the pound key.

It is not my pleasure to turn the call over to Greg Faje.  Representing Validus, he will be introducing the company.

Greg Faje:                      Thank you, and good morning.  Welcome to the Validus Holdings conference call.  On this morning’s call, we will be following a slide presentation which is available on the IR section of our Web site, located at (www.validusholdings.com).

Today’s call is being Webcast, and will be available for replay following the completion of the call.  These details are provided in a press release, which we issues yesterday, which is also available on our Web site.

Leading today’s call are Validus Chairman, and Chief Executive Officer, Ed Noonan, and Validus President and Chief Financial Officer, Jeff Consolino.

Before we begin, I would like to remind you that certain comments made during this call may be deemed forward-looking statements as defined within the U.S. Federal Securities laws.  These statements address matters that involve the company’s beliefs, risks, and uncertainties, many of which are beyond the company’s control, and reflect the company’s current view of current events and financial performance.

Accordingly, there are, or will be important factors that could cause the company’s beliefs or actual results to differ materially than those indicated in such statements.  And therefore you should not place undue reliance on such statements.

More details about these risks and uncertainties can be found in the company’s most recent annual report on Form 10-K, and the quarterly report on Form 10-Q, both as filed with the U.S. Securities and Exchange Commission, and in the registration statement on Form S4, that Validus filed with the SEC on July 25, 2011.

Except to the extent required by law, Validus undertakes no obligation to update publicly or revise any forward-looking statement whether as a result of new information, future developments, or otherwise.  Management will also refer to certain non-GAAP financial measures when describing the company’s performance.  These items are reconciles and explained in the appendix to the slide presentation.

With that, I will turn the call over to Ed Noonan.

Ed Noonan:                   Thank you very much.  And thank you all for taking the time to join us this morning.  I am going to commence on slide number six.  And I would like to start my comments by saying that in our view, the Transatlantic board is ill-serving its shareholders.

On July 12, Validus announced that (superior) proposal for accommodation with transatlantic.  And we reached out to engage with Transatlantic’s board.  We saw a clear opportunity to create a clear leader in the global reinsurance space.  And we offered higher market value than Allied World’s inferior takeover offer.

Unfortunately, on July 19th, the Transatlantic board determined that Validus’ proposal was a reasonably likely to lead to lead to a superior proposal, and that its failure to enter into discussions with Validus would result in a breach of the board’s fiduciary duties.

Transatlantic then proposed a confidentiality agreement with a restrictive standstill as the precondition to discussions.  Validus provided Transatlantic with a mutual confidentiality agreement that Validus was, and still remains prepared to execute.

On July 28th, the Transatlantic board, inconsistent with its July 19th determination, recommended rejection of Validus’ higher market value exchange offer.  Further, the Transatlantic board adopted a (poison pill) designed to entrench themselves, commenced meritless litigations, and changed Transatlantic’s corporate bylaws in an to more easily manipulate stockholder meetings.

Regardless, Validus has a path to pursue a transaction without the Transatlantic board, to bring a higher market value of its superior proposal directly to Transatlantic stockholders.  We have already commenced our no-vote campaign against Allied World’s inferior takeover offer.  We have commenced a higher market value exchange offer for Transatlantic shares.  And we will remain open to a consensual transaction.

Regarding the confidentiality agreement.  The issue is obviously the standstill agreement.  In the same press release, when the Transatlantic board reaffirmed the AWAC offer, they are questioning why we have not signed a confidentiality agreement.  This, after they have adopted a rights plan, changed bylaws, and rejected our offer.

As you can appreciate, in light of these actions, we are concerned whether we will be getting a fair hearing from the other side on our offer.

Turning to slide seven.  We believe that the Transatlantic board has rushed in to an inferior and ill-conceived Allied World takeover of the company.  They have taken no steps to address concerns publicly raised by major Transatlantic stockholders.  Despite acknowledging their fiduciary duty to do so, they have ignored Transatlantic stockholder’s entrance by refusing to enter into discussions with Validus.

They have adopted misguided tactics to attempt to prevent Transatlantic stockholders from obtaining the benefit of Validus’ superior proposal.  But in the end, Transatlantic stockholders, not the board, will determine the outcome.

Collectively, the board does not have a material holding in Transatlantic.  With non-executive directors owning 0.3 percent and even this predominantly comes from restricted stock grants and options rather than personal purchase.

The board has also made Transatlantic a target for class action lawsuits brought by the very stockholders that they have a duty to serve.  This is an entrenched board exhibiting anti-stockholder behavior.  We think it’s a case study in poor governance.

Sorting out the winners and losers in the AWAC takeover of Transatlantic, who wins?  Well quite obviously, AWAC.  Although a smaller company, they require a genuine franchise at a lower price.

Virtually all of the Transatlantic board members are winners, as they would continue on after the AWAC takeover as directors of the new company.  And selective members of the Transatlantic executive team come out winners in this transaction.

Who loses?  Transatlantic stockholders, unfortunately.  The Transatlantic board is attempting to prevent them from receiving the highest market value for their investment, or the ability to participate in the more attractive returns of the Validus combination.

The stockholders would be subject to a fully taxable AWAC takeover.  And they would be exposed to what we believe to be lack luster AWAC business results going forward.  Transatlantic’s clients and employees are also losers. They’ll be managed by an organization evidencing limited historical interest in the reinsurance business.

AWAC has consistently stated its desire to be seen and valued as a specialty insurance company, not a reinsurer.

Moving on.  I’d like to spend a few minutes talking about what Transatlantic stocks holders would be subject to with the AWAC takeover.  We have serious questions about the value of AWAC and its long-term prospects, starting on page 10.  Since separating from AIG, AWAC has struggled to establish itself as an independent entity.  They have been growing into a soft U.S. casualty market to maintain volume, without creating a leading U.S. franchise, despite their claims.

They have a stagnant international business that is largely irrelevant in the global market.  Their expenses have ballooned.  They have relied on ever-increasing and unsustainable reserve releases for earnings.  They have even revealed their weaker financial prospects going forward in their projections.  Their poor underwriting margins will create significant headwinds in achieving even these weak returns.

We believe their asset management strategy creates a significant exposure to a spike in interest rates.  They have an acquisition record of destroying book value.  And their capital management has been selective, and not open to all stock holders.

Turning to slide 11, AWAC was an offspring of AIG in many regards.  In the post 9/11 hard market, AIG created the company as a way of capturing more market share, and the best hard market the industry has seen in 20 years.  As such, AWAC received much of its business from AIG, operated on AIG underwriting systems, received a quarter share from Lexington, AIG’s ENS company, and reinsurance from an another AIG affiliate, (IPC).

On page 12, since the separation from AIG, AWAC has struggled to recreate much its business.  AIG bequeaths AWAC a great asset, however.  The result of those hard market years were so good that reserves were tremendously overstated.  AWAC’s results have been greatly assisted by those reserves.  And we know this can’t go on forever.  And they are likely much closer to the end, then to the beginning of this boost of their earnings.

In looking to recreate themselves, AWAC has extended rapidly in the U.S. market and opened offices all over the world.  With their redomestication to Switzerland, their Bermuda operation, which was the source of their historic profits now looks like a branch office.

Their growth initiatives have led to an outsized expense ratio.  And in conjunction with decreasing rates in the casualty business, their underwriting profits have essentially disappeared.  When AWAC talks about their record of high returns, they are really talking about the reserve redundancies that AIG created in the company and left behind for them.

As you can see on slide 13, AWAC has been growing rapidly in the United States during a soft market while shrinking it’s Bermuda business.  AWAC hired a very large number of underwriters from AIG in 2008 when AIG had its problems.  As it turns out, AIG’s business was not up for grabs, and they fought very hard to keep it, which made rate competition even more ferocious.

AWAC has grown very rapidly in a softening U.S. casualty market, and things will get worse before they get better.  This also means that the type of reserve redundancies from the AIG years will not be replicated if there are any at all.

The U.S. is a big competitive market.  AWAC competes with Chub, Chartis, Liberty, Zurich, Ace, Berkley, Arch, Axis, et cetera.  All well entrenched companies with long-standing market positions and relationships that are not easily dislodged.

Winning business in the U.S. market is most often about having a cheaper price.  AWAC’s rapid growth in a declining market should be a significant source of worry.  Believe me; they haven’t been getting this business by charging higher prices for it.

If you look at AWAC’s competitors, the company is run by executives who have been through an entire underwriting cycle; you won’t see this type of growth pattern.  It’s an extremely aggressive strategy at the wrong time.

Moving on to slide 14.  AWAC has described itself as a leading specialty casualty insurer and a superb specialty company.  This is simply not factual.  As you can see, AWAC is not a leader in any class.  And even in their biggest classes, they are not in the top 10 in the market.  Despite huge expenditures, AWAC has failed right in the top tier of any of the lines of rights in the United States.

This story is very similar on slide 15 when we look at the international business.  AWAC also describes themselves as a global leader.  But in truth, they don’t have meaningful market share in any major international market.  It’s not easy to break into these markets either, and there are well-established companies in every territory they have entered.  This seems to me to be much more an aspirational statement than a reality.

With that, I would like to turn it over to Jeff Consolino.

Jeff Consolino:             Thank you, Ed.  From this point forward, and I will be passing back and forth on slides — I am on slide 16.  And I am going to be elaborating on some of the themes that Ed identified with some further informational details.

On slide 16, you can see the progression of AWAC’s expense ratio.  I would take particular note of the bottom segment of the segmented bars, which is the general and administrative expense ratio.

AWAC commenced its operations in 2005 as a low cost operator in Bermuda.  However, once AWAC would no longer rely on AIG for its infrastructure, its expense structure has ballooned.  Between 2005 and 2010, AWAC’s gross premiums written and top line grew by 2.4 percent annually.

In contrast, G and A expenses have grown by 25 percent annually.  Driving the G and A expense ratio up from 7.4 percent to 21.1 percent.  This is a 185 percent increase.

On slide 17, we show that AWAC has relied on ever-increasing reserve releases for earnings.  Starting in 2003, reserve releases hovered at $100 million or lower.  There was a step up in 2006 and 2007 to over 100 million.

And by 2008 and through 2010 reserve releases have crossed 200 million annually, closer to 300.

This has contributed significantly to earnings.  But turning to page 18, you can see that those reserve releases are concentrated in the 2005 and prior years.

As I have referenced, market conditions have become substantially more competitive since that point.  And Validus believes that Transatlantic stockholders will not benefit from similar reserve releases from AWAC’s hard market AIG years as they have been aggressively released already.

On slide 19, we highlight pricing trends.  And the domestic U.S. commercial insurance markets, which shows the rate adequacy from 2001 through 2005 and then beyond.  Rate adequacy is significantly lower than the hard market AIG years.  This will have a deleterious effect on AWAC’s going forward financial results.

While AWAC advertises a high five-year historical growth rate in book value per share, it has achieved this record through reserve releases.  The underlying growth in AWAC’s book value per share is consistent with the nine percent return on average equity projected by AWAC itself in the merger proxy statement it filed jointly with Transatlantic.

Excluding reserve releases, and nearly 19 percent compounded growth rates and tangible book value per share is under 10 percent at 9.9 percent.

AWAC’s projections in the merger proxy indicates a nine percent average annual return on shareholder’s equity over the five-year projection period.  Likewise, that is an 8.8 percent compound annual growth rate in shareholder’s equity.  AWAC’s figures, not ours.

In slide 21, we think there are reasons to believe that in the current competitive market conditions, and with interest rates at historically low levels, that achieving this nine percent goal will be a challenge.  AWAC’s high expense ratio, a high accident (euro loss) ratio, excluding reserve releases, and the low interest rate environment will make it challenging to achieve this nine percent projection.

AWAC’s results are effected by reserve releases, catastrophe losses, and investment gains and losses.  If you analyze AWAC’s first quarter 2011 results, normalizing for these items, this reveals an underlying annualized return and average equity on an operating basis of 6.2 percent.  This is composed of a 1.6 percent ROE in underwriting, and a 6.7 percent ROE from investment income, offset by two points of ROE derived from interest, intangibles, and taxes.

In order to generate a nine percent (ROE), AWAC would need to sustain a 58.7 percent loss ratio in the first quarter of 2011 based on current expense and investment performance.  This is 7.2 percentage points better than the 65.9 percent ratio that AWAC has achieved that average over the last five years on an accident year basics, excluding catastrophes.

AWAC’s underlying return on average equity at 6.2 percent is currently below the estimated cost of equity of 8.5 to 10.5 percent, delineated by its own financial advisor in the merger proxy statement.

We consider the 6.2 percent return though to be achieved with some risk.  AWAC’s disclosure about market risk highlights the significant exposure that AWAC has to an increase in the yield curve.  As of March 31, a 100-basis point rise in interest rates would have reduced AWAC’s shareholder’s equity by 6.9 percent.  This is nearly a whole year’s worth of operating income, and in excess of the underlying ROAE.

Moving on to slide 23.  We have heard a lot in this transaction about book value.  Despite the acquisition track record that AWAC has, of destroying book value, AWAC and Transatlantic continue to maintain that books, not market value is what should matter to investors.

If this is the case, we would like to point out that AWAC is reducing its book value per share in this transaction by 6.9 percent.  Further, if it’s tangible book that matters, you can see that AWAC destroyed $7 per share in tangible book value in the last significant acquisition they made in 2008 for Darwin Professional Underwriters.

Finally, we have seen some comparatives (inaudible) capital management between Validus and AWAC. The pie chart on page 24 shows clearly that less than 30 percent of the capital management done by AWAC has been shared with all of its shareholders pro rata.

AWAC has concentrated capital management efforts on privately negotiated repurchases from founding shareholders rather than treating all shareholders equally. Out of $1.6 billion return to shareholders, over 1.1 billion has been directed solely to founding shareholders.

Moving on to slide 25, Ed, and I would like to make some comments on Transatlantic statements that have come into the public domain through their 14d-9 and other filings.

On page 26, we’d like to talk about the tax inneficiency argument that is being put forward. AWAC and Transatlantic claim that our superior proposal is tax inefficient, even though we have structured this doc component to be tax-free. It’s hard to see the logic in a tax-free stock roller being taxed inefficient.

Is this supposed inefficiency caused by the provision of $8 in cash to Transatlantic shareholders? If so, is the Transatlantic board saying that its stockholders shouldn’t or don’t want to receive cash? If it’s not the cash, is it tax inefficiency born from the fact that Validus is offering a higher market value than AWAC?

If so, is the Transatlantic board saying that its stockholders would produce — would prefer a lower price for their shares in order to reduce their taxes? On the other hand, AWAC is (inaudible) takeover structure is tax efficient, even though it is a fully taxable stock-for-stock transaction.

Validus is prepared to set the transaction structure, including the tax aspects to the Transatlantic board, but the Transatlantic board is (inaudible) refuses to talk to Validus.

Transatlantic and AWAC are trying to use their dubious tax claims to distract from the real issue, that Validus has the superior proposal based on market value for Transatlantic shareholders.

On slide 27, we believe that the Transatlantic board and AWAC are deliberately mischaracterizing financial leverage to distract from the higher market value and cash component of the Validus offer.  On a standalone basis, Validus has lower financial leverage in both Transatlantic and AWAC.  Debt to capital for Validus at March 31 was 6.4 percent of total capital.  For AWAC 21.3 percent, and Transatlantic 19.9 percent.

Our proposed transaction with Transatlantic yields the company with 20.7 percent debt to total capital.  After paying $8 per share to Transatlantic shareholders, or $500 million in the aggregate.  This is comparable; albeit slightly lower than Transatlantic and AWAC proforma.

The reason this debt leverage is comparable is because of the $500 million cash component being offered to Transatlantic shareholders.  Were we to structure this offer as all stock, the proforma debt leverage and Transatlantic Validus would be 14.8 percent.

We don’t believe that Transatlantic stockholders want a transaction that contains no cash component.  We therefore think they’re talking about the revised leverage of the company which is comparable to Transatlantic combined with AWAC is a distraction from the real issue.  Validus is putting $500 million of cash on the table for Transatlantic shareholders.  And AWAC is offering no cash.

Ed Noonan:                                                         The Transatlantic board denigrates Validus’ superior proposal, because Transatlantic stockholders would have a 48 percent ownership interest in the fully diluted basis.  But at the same time, Transatlantic entered into an agreement with AWAC that requires it to ignore any competing proposals that would provide Transatlantic stockholders with ownership of 50 percent or more.  Regardless of the proposal value.

It’s intellectually dishonest for the Transatlantic board to challenge Validus’ superior proposal for being structured to comply with its own merger agreement.

As you can see on slide 29, comments being made about (inaudible) have been clearly misstated.  I think I would best respond to this with a question.  Do you think that we would go through this process if we had doubts about the company having an acceptable rating level at the end?

I also think it’s wrong to speak on behalf of the rating agencies, particularly selectively quoting things out of context.  Each rating agency has publicly commented on the deal, and that information is readily available.

That having been said, we would be happy to have a discussion with (inaudible) board about acceptable rating levels, contingencies in the deal.  Along the lines of those laid out by Mike Sapnar.  That again, would require the board to talk to us.

Looking at slide 30, there has been an allegation that we bring something called dissynergies to TRH.  In fact, we think it’s just the opposite.  But I do feel compelled to point out that whatever a dissynergy is, it would probably be captured by Allied World’s attempting to compete with most of Transatlantic’s largest customers.

While it’s true that most reinsurers are part of insurance group, Transatlantic currently has an advantage in that it is not.  Every time a client loses an account to AWAC, the Transatlantic underwriter is going to hear about it.  With accusations that they are stealing the business, that the client’s data is being shared, et cetera.

I have lived through this.  And the fact is, it demoralizes underwriters, and it does lead to loss of business.  A clear dissynergy.

Looking at slide 31.  This is perhaps the most puzzling aspect of the AWAC takeover.  Somehow they claim that adding a casualty company to a casualty company is diversification.  It isn’t.  IN fact, Transatlantic is massively doubling down their bet on the casualty market in the weakest pricing environment we have seen in close to a decade.  Rather than diversify, it magnifies the risk of declining prices, claims inflation, and ultimately reserve adequacy.

Combining with a short tail specialist like Validus on the other hand unarguably brings true diversification, and much better cycle management opportunities.

Turning to slide 32.  Another issue that Transatlantic and AWAC have claimed is that Validus brings Transatlantic’s risk levels above their tolerances.  Let me start by saying first, we don’t rely on models and modeled outcomes to determine our risk tolerances.  We literally add up our limits exposed in each zone, and restrict them to a percent of capital we are willing to expose, which is far more conservative.

We do also state our risk tolerance as a percentage of a one in 100-year event, or a one in 250-year event.  But we always are tapped out by our absolute constraint before we reach this threshold.  But if we go with the criticism that has been made of Validus, I would offer the recent Japanese earthquake as an example of the benefit of a 30-person team of researchers and analysts.

Despite their concern about our risk tolerances, both AWAC and Transatlantic lost a much larger percentage of their one in 250-year risk tolerance than Validus did.  In fact, AWAC may be up to 50 percent greater, and Transatlantic over 100 percent greater than Validus.

Validus’ leadership in the global cap market is based on superior analytics, and superior risk management.

Jeff Consolino:                                        Turning to slide 33.  We have heard repeatedly that Validus’ superior proposal is a conditional proposal.  Slide 33 is designed to give Transatlantic shareholders an easily understood chart, comparing the conditionality of the AWAC takeover, to the conditions inherent in the Validus proposal.  As you can see, each transaction required Transatlantic stockholder approval, stockholder approvals by the counterparty buyer, and (inaudible) department approvals in various jurisdictions, anti-trust approval, effectiveness of registration statements, (NYSE) listings, no material adverse effect, and we believe credit facility amendments.

Those items that Validus have that are conditional, not resident in the AWAC takeover are largely within the control of the transatlantic board.  The key condition for both Validus and AWAC is securing Transatlantic stockholder support.  As I had said earlier, ultimately it’s not the transatlantic board; it’s the Transatlantic shareholders that will decide this.

Given Validus’s superior proposal and the higher market value offered by Validus, AWAC appears to face the most challenging hurdle in completing this deal, not Validus.

On slide 34, we want to talk further about Transatlantic’s (inaudible) loss reserves.  Transatlantic vehemently argues that Validus’s proposed reserve increase is not necessary.  Transatlantic then refuses to provide any information reasonably required to support a desertion.

Transatlantic And AWAC states that internationally recognized consulting firms performed independent reviews of each other’s loss reserves.  These consulting reports were important enough to be discussed by the respective board and alluded to repeatedly in public presentations.

However, now even summaries of these reports have been provided for shareholders to consider.  To the point that independent reviews cannot be released to shareholders as part of a transaction, we might point you to a recent filing as part of CNA’s acquisition of CNA Surety, which provides an exhibit the full text of a Milliman report on CNA Surety reserve adequacy.

This information has been made available in other situations, and should be made available.

Ed Noonan:                                                         Turning to slide 35.  Some questions that we think Transatlantic stockholders should be asking.  AWAC and Transatlantic seem fixated on book value.  But I think a fair question is, when was the last time AWAC shareholders have been able to sell their shares at or above book value?  Given that a critical component of AWAC’s gross and book value per share has come from reserve releases over the past several years, how does this plan to support its future growth in book value?

Is AWAC satisfied with its projected five-year average nine percent return on average equity?  In light of its cost of equity, is it (inaudible) by its own financial advisor.  How can AWAC assert the rating agency’s view on AWAC Transatlantic combination as more favorable than a Validus Transatlantic combination?  There is certainly nothing in the public domain that suggests that.

How does AWAC come up with its 2012 estimate for a Validus Transatlantic closing date?  Validus’ exchange offer is already outstanding with a September 30 deadline.  And how can the Transatlantic board (look forward) to represent stock holders, but refuse to discuss Validus’ superior proposal despite concerns about the AWAC takeover raised by major Transatlantic stockholders.

I’d like to talk now about the Validus superior proposal.  We offer a superior current value, and more importantly, future upside potential that we think is far better as well.

(Jeff Consolino):                                On slide 37, this shows the Validus proposal compared to the AWAC takeover offer.  Simply put, the market value offered by Validus is, and has been since we made our proposal at a premium to the AWAC offer.  Validus is offering compelling value to Transatlantic stockholders consistently in excess of that offered by AWAC.

Looking at the stock component of our offer on page 38.  Validus has outperformed AWAC on total returns since our IPO.  The only period for which both companies have comparable data.  Any statement to the contrary is misleading.

Likewise, on slide 39, Validus has an established record of creating at a book value (inaudible) premium to AWAC, consistently trading at or near diluted book value per share.  This has not been the case for AWAC.

Ed Noonan:                                                         Looking at slide 39 — pardon me, looking at slide 40, the combination of Validus and Transatlantic will be a global committed leader in the reinsurance business.  Our strategy at all times is to maximize underwriting profitability to achieve superior growth in book value.  We will not write any class that cannot generate acceptable risk adjusted underwriting profits.

We don’t factor investment income into our capital allocation when making underwriting decisions.

Validus is in the best price risk classes in the global market, and we have been since the day we opened our doors.  That’s no accident.  We think the long tail lines offer attractive opportunities at the right time.  But we also think the current market suggested (inaudible).

One of the things I always wished when I was running American RE was to have the luxury to underwrite without top line premium goals from our parent.  That’s the only sensible way to approach the business.  And the approach we take at Validus.

When we can’t get paid for risk, we don’t take it.  In our view, it’s highly unlikely the casualty classes are broadly being compensated for the risk they are taking on today.  Consequently, we expect that the casualty business at (TRH) will shrink.  But when the time comes when we can get paid for the risk, we’ll be happy to write as much of it as we can.

We think every good underwriter loves that type of environment, and we will be happy to pay our underwriters to invest in their technical skills and keep up relationships while we wait for the right market.

Turning to slide 42.  We see a very compelling opportunity in catastrophe reinsurance and other short tail classes where we currently have a strong and leading market position.  With the size and geographic scope of the combined company, we can press our advantage sin these classes and become a significant player in (short tail) reinsurance in every class we find attractive.  The upside in this business is outstanding.  And with our analytical skills and risk management, we believe that this will be a compelling source of additional value for our shareholders.

From an overall cycle management strategy, Validus brings the diversification into short tail lines that are in a hardening part of their market cycle, at the same time that Transatlantic’s casualty business is softening.  We can’t think of a more logical straightforward and value creating combination.

With that, I would just like to close and describe what you get with Validus as a Transatlantic stockholder.  Obviously you get higher market value for your Transatlantic stock today.  But we also bring superior long-term prospects.  We don’t project a nine percent return on average equity.

Our board and management are devoted to maximizing shareholder value, not premium volume.  Validus has leading franchise positions in Bermuda and also at Lloyd’s where we have the 12th largest syndicate, also a short tail business.

We have a deeply experienced reinsurance management team.  We have proven expertise in integrating two transformational business combinations in our short life.  And we have a commitment to very active and aggressive capital management, treating all shareholders equally.

We think the choice is clear and compelling.  Validus brings far more to the table than Allied World.  And with that, I would like to stop.  And we’ll be happy to open the floor to any questions that you may have.

Operator:                                                                      Thank you.  At this time, I would like to remind everyone, in order to ask a question, please press star then the number one on your telephone keypad.  Once again, to ask a question, please press star one on your telephone keypad.  Your first question comes from (Ryan Novack) of (Pilot Advisors).

(Ryan Novack):                                     Hi, good morning.

Ed Noonan:                                                         Morning.

(Ryan Novack):                                     I was just curious, given the reserve releases at Transatlantic over the last few quarters.  If you had reconsidered your $500 million reserve addition and would potentially add that to your transaction value.

Ed Noonan:                                                         You know Ryan; we have looked very, very closely at all the available data.  All the SEC data, statutory data.  We have looked at it ourselves using a variety of methods.  We have hired one of the big actuarial firms to look at it using not only the public data, but their database and development factors.

What we see though is that the company has had adverse developments — for I think it was eight years running through 2008.  And even with the overall favorable development, there is still slippage in casualty reserves embedded in that.  And so we would love the opportunity to sit down with the Transatlantic board and understand why they are as comfortable as they seem to be with the reserves.

And if in fact, that is the case, then you know so much the better.  But in the absence of the board being willing to speak with us, our best judgment is to be prudent, and in recognition of the company’s reserving track record, we think the $500 million is necessary.

(Ryan Novack):                                     OK.  And my second question is just given the expenses Transatlantic has already undertaken, and the significant break-up fee of the (inaudible) transaction, is there any other reason you can think why they are unwilling to speak to you, other than to keep going the way they want to?

Ed Noonan:                                                         You know I think that would require us to infer motivation to other people.  And I always hate to do that.  I mean that breakup fee argument though, is essentially the same, as you know killing both your parents, and then asking the judge for leniency because you are an orphan.  And so I don’t have a whole lot of time for that.

But as far as their motivation, that’s for the Transatlantic board to provide.  Not us.

(Ryan Novack):                                     Great.  Thanks very much.

Operator:                                                                      Once again, to ask a question, please press star one on your telephone keypad.

Ed Noonan:                                                         Well thank you again.  And we appreciate everyone making the time on a Monday morning.  We know it is a busy earnings season, and with the debt deal apparently coming together in Washington you all have got lots on your plate.

So we appreciate you making the time for us, and we look forward to continuing our discussions going forward.  Thank you.

Operator:                                                                      Thank you for participating in today’s conference call.  You may now disconnect.

END

Cautionary Note Regarding Forward-Looking Statements

This transcript may include forward-looking statements, both with respect to Validus and its industry, that reflect Validus’ current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature are often used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond Validus’ control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. Validus believes that these factors include, but are not limited to, the following: 1) uncertainty as to whether Validus will be able to enter into or consummate the proposed transaction on the terms set forth in Validus’ proposal; 2) uncertainty as to the actual premium that will be realized by Transatlantic stockholders in connection with the proposed transaction; 3) failure to realize the anticipated benefits (including combination synergies) of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Validus and Transatlantic; 4) uncertainty as to the long-term value of Validus voting common shares; 5) unpredictability and severity of catastrophic events; 6) rating agency actions; 7) adequacy of Validus’ or Transatlantic’s risk management and loss limitation methods; 8) cyclicality of demand and pricing in the insurance and reinsurance markets; 9) Validus’ ability to implement its business strategy during “soft” as well as “hard” markets; 10) adequacy of Validus’ or Transatlantic’s loss reserves; 11) continued availability of capital and financing; 12) retention of key personnel; 13) competition in the insurance and reinsurance markets; 14) potential loss of business from one or more major reinsurance or insurance brokers; 15) the credit risk Validus assumes through its dealings with its reinsurance and insurance brokers; 16) Validus’ or Transatlantic’s ability to implement, successfully and on a timely basis, complex infrastructure, distribution capabilities, systems, procedures and internal controls, and to develop accurate actuarial data to support the business and regulatory and reporting requirements; 17) general economic and market conditions (including inflation, volatility in the credit and capital markets, interest rates and foreign currency exchange rates); 18) the integration of businesses Validus may acquire or new business ventures Validus may start; 19) the legal, regulatory and tax regimes under which Validus operates; 20) the effect on Validus’ or Transatlantic’s investment portfolios of changing financial market conditions, including inflation, interest rates, liquidity and other factors; 21) acts of terrorism or outbreak of war or hostilities; 22) availability of reinsurance and retrocessional coverage; and 23) the outcome of transaction related litigation, as well as management’s response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in Validus’ and Transatlantic’s most recent reports on Form 10-K and Form 10-Q and other documents of Validus and Transatlantic on file with the Securities and Exchange Commission. Any forward-looking statements made in this transcript are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Validus will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Validus or its business, operations or financial condition. Except to the extent required by applicable law, Validus undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

No rating agency (A.M. Best, Moody’s, or Standard & Poor’s) has specifically approved or disapproved or otherwise taken definitive action on the potential transaction.

The contents of any websites referenced in this transcript are not incorporated by reference into this transcript.

Additional Information about the Proposed Transaction and Where to Find It:

This transcript relates to the Exchange Offer by Validus to exchange each issued and outstanding share of common stock of Transatlantic for 1.5564 Validus voting common shares and $8.00 cash. This transcript does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Transatlantic common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary prospectus/offer to exchange included in the Registration Statement on Form S-4 (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”) and the preliminary proxy statement that Validus has filed with the Securities and Exchange Commission. The Registration Statement has not yet become effective. The Exchange Offer will be made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT VALIDUS HAS FILED OR MAY FILE WITH THE SECURITIES AND EXCHANGE COMMISSION IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  All such documents, if filed are or will be available free of charge at the Securities and Exchange Commission’s website (http://www.sec.gov) or by directing a request to Innisfree M&A Incorporated at (877) 717-3929 (banks and brokers may call collect at (212) 750-5833).

Participants in the Solicitation:

Validus and certain of its directors and officers may be deemed to be participants in any solicitation of shareholders in connection with the proposed transaction. Information about the participants in the solicitation is available in the preliminary proxy statement that Validus filed with the SEC on July 20, 2011 in connection with the special meeting of stockholders of Transatlantic. Other information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in relevant solicitation materials that Validus may file with the Securities and Exchange Commission in connection with the proposed transaction.

SOURCE: Validus Holdings, Ltd.

Investors:
Validus Holdings, Ltd.
Jeff Consolino, President and Chief Financial Officer
Jon Levenson, Executive Vice President
+1-441-278-9000

or

Innisfree M&A Incorporated
Arthur Crozier / Jennifer Shotwell / Scott Winter
+1-212-750-5833

or

Media:

Brunswick Group

Stan Neve / Gemma Hart

+1-212-333-3810